2401 4th Avenue Suite 1050

Seattle, Washington 98121

May 31, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4720

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Assistant Director

Re:	Aptevo Therapeutics Inc.

Registration Statement on Form 10

Filed April 15, 2016

File No. 001-37746

Ladies and Gentlemen:

We are submitting this letter in response to comments contained in a letter dated May 12, 2016 from Suzanne Hayes, Assistant Director, of the Staff (the “Staff”) of the Securities and Exchange Commission to Aptevo Therapeutics Inc. The responses to these comments are set forth below and are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Exhibit 99, Information Statement

Information Statement Summary

1.	Please clarify the meaning of any significant scientific or technical terms the first time they are used in the information statement in order to ensure that lay readers will understand the disclosure. For example, please define each of the following at their first use in this section or where appropriate in the information statement:

•	bispecific therapeutic
•	T-cell cytotoxicity
•	anti-D product
•	factor IX therapeutic
•	anti-CD37 and anti-CD-20

Similarly, please revise the information statement to explain the meaning of any important scientific terms or concepts in your Business discussion that are reasonably likely to unfamiliar to lay readers.

Securities and Exchange Commission
May 31, 2016

Response: In response to the Staff’s comment, please be advised that we have revised the document to define the terms specifically referenced above by the Staff where they are first used in the document. In addition, we have revised the disclosure throughout the document to reduce reliance on significant scientific or technical terms, or to more concisely explain the meaning of these terms, as requested by the Staff.

Risk Factors

We have a history of losses and may not be profitable in the future, page 20

2.	Please disclose the total amount of your accumulated deficit.

Response: In response to the Staff’s comment, please be advised that we have disclosed our accumulated deficit as of March 31, 2016 of $244.9 million in the noted risk factor. We have also updated the risk factor to include our net loss and net cash used in our operating activities for the three months ended March 31, 2016.

Our Biologic Products may face risks of competition from biosimilar manufacturers, page 24

3.	To help investors better understand the risks presented, please indicate the remaining exclusivity period for each of your Biologic Products in both the United States and Europe Union. Additionally, please indicate which Biologic Products are sold in the European Union and the percentage of each product’s overall revenues that are derived from European Union sales.

Response: In response to the Staff’s comment, please be advised that we have revised the noted disclosure to indicate the remaining exclusivity period for each of our Biologic Products in both the United States and the European Union.

Please be further advised that WinRho SDF is the only product we sell in the European Union, which is currently sold in Portugal and has provided insignificant revenues to date. We have revised the noted risk factor accordingly. In addition, we have also disclosed our total revenues by major product and geographic area within our updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the Staff’s comment 19 below.

Following the separation, the loss of any of our sole source manufacturers . . ., page 27

4.	To the extent that you are substantially dependent on any sole source suppliers for a material product, please identify the products and the supplier and disclose whether you have long term supply agreements with these suppliers. If you do, please file the agreements as exhibits or tell us the basis for your determination that they are not required exhibits.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure related to sole source suppliers on which we are substantially dependent for our material products: IXINITY, WinRho SDF, HepaGam B and VARIZIG. In addition, we have included disclosure describing any long-term supply agreements with these parties. The new disclosure appears on page 86, under the heading “Manufacturing – Sources and Availability of Raw Materials.” Please be further advised that we have filed the related supply agreements as Exhibits 10.24 – 10.27 to Amendment No. 1 to the Registration Statement on Form 10.

Securities and Exchange Commission
May 31, 2016

International patent protection is particularly uncertain . . ., page 46

5.	We note your disclosure that your IXINITY product is currently facing opposition proceedings in Europe and that, depending on the final outcome of these proceedings, you may be unable to sell certain factor IX products in Europe. To help investors better assess this risk, please disclose the percentage of your overall revenues that are derived from products that may be subject to these proceedings.

Response: In response to the Staff’s comment, please be advised that we have revised this risk factor to clarify that we currently do not have marketing authorization for IXINITY (our only current factor IX product) in Europe, nor do we sell IXINITY in Europe. We have also included an additional risk factor on pages 48-49, which discloses the potential implications of the opposition proceedings on IXINITY.

Risks related to Aptevo’s common stock, page 60

6.	Please include a risk factor disclosing the exclusive forum provision provided for in your bylaws.

Response: In response to the Staff’s comment, please be advised that we have included a risk factor on page 65 disclosing the risks associated with the exclusive forum provision provided for in our by-laws.

Unaudited Pro Forma Combined Balance Sheet, page 69

7.	Please tell us the basis for reflecting a $20 million note receivable from Emergent upon separation as an asset. It would appear that this is tantamount to a receivable for sale of stock as discussed in SAB 4.E.

Response: In response to the Staff’s comment, please be advised that we have updated our Unaudited Pro Forma Combined Balance Sheet as of March 31, 2016 to reflect the $20 million note receivable from Emergent BioSolutions Inc. as a reduction to stockholders’ equity along with an updated footnote reference describing this contribution as paid-in capital.

Business

Overview, page 71

8.	Please clarify whether your current products dependent on the ADAPTIR platform.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure in the Business section to specifically identify each current product that is dependent on the ADAPTIR platform. This disclosure appears on pages 74-75.

Securities and Exchange Commission
May 31, 2016

Collaboration, Licenses and Support Agreements

Collaboration with MorphoSys AG to Develop MOR209/ES414, page 73

9.	Please briefly disclose the factors that led you to adjust development of MOR209/ES414.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure in the noted section to disclose the factors that led us to adjust development of MOR209/ES414.

Agreements with Emergent for Commercial Manufacturing Services and Transition Services, page 73

10.	Please disclose the expiration date of the Manufacturing Services Agreement with Emergent following the separation. Additionally, please indicate the extent to which you believe you will rely on Emergent for the manufacture of future marketed products, including your current product candidates.

Response: In response to the Staff’s comment, please be advised that the expiration date of the Manufacturing Services Agreement will be five years following the date of its execution, which is expected to occur on the separation date. The noted section has been revised accordingly on page 76.

Please be further advised that this section has been revised to indicate that we will consider contract manufacturing organizational relationships with third-party providers for our products and product candidates going forward and seek to finalize agreements with the party that provides the best terms and conditions in support of our business.

11.	We note that the agreements you intend to enter into with Emergent include a trademark license agreement and a product license agreement. Please separately describe these agreements, including the provisions that would allow Emergent to terminate the agreements.

Response: In response to the Staff’s comment, please be advised that we have added a description of the provisions that would allow Emergent to terminate the trademark and license agreements to the noted section. We have also added a cross-reference to the section entitled “Certain Relationships and Related Party Transactions – Intellectual Property Agreements,” which appears on pages 141-142 and contains additional disclosure on the terms of these agreements.

Securities and Exchange Commission
May 31, 2016

Platform Technology and Product Portfolio

Product Portfolio, page 74

12.	Please clarify whether you will own the rights to ADAPTIR or whether you will license the rights from Emergent or another party. If you own the rights, please discuss whether you developed it internally or acquired it from another party.

Response: In response to the Staff’s comment, please be advised that we have added the requested disclosure to the noted section. This disclosure appears on page 79.

13.	With regard to your disclosure describing the manner in which each of your products functions, please revise your discussion to reduce your reliance on technical terms or to ensure that your use of technical terminology is sufficiently comprehensible to lay investors.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure throughout the document to reduce reliance on significant scientific or technical terms, or to more concisely explain the meaning of these terms, as previously noted. Additionally, we have revised the disclosure in the noted sections to better describe each disease targeted by our products and product candidates and how each product or candidate works to address the particular disease.

Product Portfolio, page 74

14.	To the extent you have experienced any serious adverse events pertaining to your product candidates to date, please include these in your disclosure and consider including a risk factor discussion specific to such adverse events.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure in the noted section to disclose material adverse events pertaining to our product candidates to date. This disclosure appears on pages 82-83, under the heading “Product Portfolio – Product Candidates – Potential adverse events related to our product candidates” Please note further that we have expanded our risk factors associated with such adverse events for product candidates, where material to Aptevo given the stage of a product candidate.

15.	Please quantify or further explain the manner in which the Phase 2 clinical trial combining olertuzumab and bendamustine was superior to trials involving bendamustine alone.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure in the noted section on page 81 to explain the manner in which the Phase 2 clinical trial data showed that the combination of otlertuzumab and bendamustine was superior to trials involving bendamustine alone.

Securities and Exchange Commission
May 31, 2016

Management

Executive Officers Following the Separation, page 100

16.	Please expand the description of Mr. Lamothe’s business experience to disclose the years he was the CFO at Cangene Corporation and any additional information required by Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, please be advised that we have revised the description of Mr. Lamothe’s business experience in the noted section to disclose the years that he was CFO at Cangene Corporation and the additional information required by Item 401(e) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 120

17.	We note that Mr. White received in excess of $100,000 in “All Other Compensation” for the 2015 fiscal period. Please quantify and disclose in a footnote to the Summary Compensation Table each perquisite or personal benefit that exceeded $25,000 or 10% of the total amount of perquisites and personal benefits that Mr. White received in 2015 pursuant to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure related to Mr. White’s compensation appearing in the footnote to the Summary Compensation Table to quantify and better describe each compensation element related to amounts disclosed under “All Other Compensation.” Please be further advised that Mr. White did not receive any perquisite or personal benefit in 2015 that would require disclosure pursuant to Item 402(c)(2)(ix) of Regulation S-K.

Notes to Combined Financial Statements

Nature of Business and Basis of Presentation, page F-7

18.	Please tell us how you intend to account for the incorporation of Aptevo in February 2016 within these financial statements upon the issuance of the March 31, 2016 interim financial statements including whether and, if so, to what extent you will retroactively reflect its capital structure in loss per share for each period presented.

Response: In response to the Staff’s comment, please be advised that we have updated our Notes to Condensed Combined Financial Statements, Footnote 1. Nature of Business and Basis of Presentation, for the three months ended March 31, 2016, to clarify that the formation of Aptevo as the eventual standalone parent company will be effective upon completion of the spin-off from Emergent BioSolutions Inc. The newly-formed Aptevo entity does not yet hold any of the certain assets and liabilities of the Emergent BioSolutions Inc. biosciences business. Accordingly, the Aptevo entity is neither the parent company of nor a new reporting entity for the unaudited March 31, 2016 interim financial statements.

Securities and Exchange Commission
May 31, 2016

Summary of significant accounting policies

Segment reporting, page F-13

19.	Please disclose revenue by product as required by ASC 280-10-50-40. In addition, provide disclosure about geographic areas and major customers, as applicable, as required by ASC 280-10-50-41 and 50-42.

Response: In response to the Staff’s comment, please be advised that we are providing the following segment reporting information within our updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our total revenues by major product and geographic area are as follows:

	Year Ended December 31,
(in thousands)	2015	2014
WinRho	$14,218	$17,192
HepaGam	10,345	10,450
Other product sales	3,384	2,395

Total product sales	27,947	30,037
Collaborations	5,654	15,594

	$33,601	$45,631

	Year Ended December 31,
(in thousands)	2015	2014
United States	$21,338	$30,386
Canada	8,569	7,794
Rest of the world	3,694	7,451

	$33,601	$45,631

Revenues from our significant customers or collaboration partners as a percentage of total revenues are as follows:

	Year Ended December 31,
	2015	2014
Product Sales:
Canadian Blood Services	20%	13%
Cardinal Health	14%	8%
ASD Healthcare	10%	4%

Collaborations:
MorphoSys	17%	34%

Further, we will provide segment information per ASC 280-10-50-40 through 50-42 in future financial statement filings, including our 2016 Form 10-K, with the SEC as appropriate.

General

20.	We will deliver comments to your confidential treatment request under separate cover.

Response: Please be advised that we acknowledge that the Staff’s response to our confidential treatment request is forthcoming and will respond to it accordingly.

Securities and Exchange Commission
May 31, 2016

If you have any questions, or require any additional information, please contact Eric M. Burt, Vice President and Associate General Counsel, Emergent BioSolutions Inc., at (240) 631-3241.

By:	/S/ ROBERT G. KRAMER
Robert G. Kramer
President

cc:	Bonnie Baynes, Staff Accountant
James Rosenberg, SACA
Josh Samples, Staff Attorney